June 14, 2007
VIA EDGAR AND E-MAIL
Todd K. Schiffman
Assistant Director, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Doral Financial Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 011-31579

Dear Mr. Schiffman:
     On behalf of our client Doral Financial Corporation (“Doral Financial”), we have set forth below the responses of Doral Financial to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter to Dennis G. Buchert, dated June 13, 2007 (the “Comment Letter”), to the revised preliminary proxy statement filed by Doral Financial on June 7, 2007. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.
     Concurrently with the delivery of this letter, Doral Financial is filing a revised version of the Preliminary Proxy Statement filed on June 7, 2007 (as revised, the “Revised Preliminary Proxy Statement”), containing the revisions described in this letter, as well as updates for recent developments and other changes. All references to page numbers in this letter refer to page numbers of the Revised Preliminary Proxy Statement, and all capitalized terms used but not defined in this letter have the meanings assigned to such terms in the Revised Preliminary

Todd K. Schiffman, p. 2
Proxy Statement. For your convenience, a courtesy copy of the Revised Preliminary Proxy Statement is enclosed.
General Questions about the Annual Meeting, page 1
1.	Please provide a Q&A explaining why a vote on the BSMB proposal is being held while a competing proposal is under consideration by the board.
          We note the Staff’s comment and confirm that Doral Financial has provided on page 2 a Q&A explaining why a vote on the BSMB proposal is being held while a competing proposal is under consideration by the board.
2.	Please move the disclosure regarding the FBOP proposal on page 14 to a much more prominent place in the summary, and discuss the details of the proposal with greater specificity. Provide a cross reference to the discussion of this proposal in the body of the proxy statement, including specific reference to the correspondence relating to the proposal.
          We note the Staff’s comment and confirm that Doral Financial has included disclosure regarding the FBOP proposal on page 8, in a more prominent place in the summary, and has discussed the details of the proposal with greater specificity. We also confirm that Doral Financial has provided the requested cross-reference.
Recommendation of the Board, page 6
3.	Please revise to indicate the date of the board’s recommendation and discuss the status of this recommendation in light of the competing proposal. Do the same in the body of the proxy statement.
          We note the Staff’s comment and confirm that Doral Financial has indicated the date of the board’s recommendation and discussed the status of this recommendation in light of the competing proposal both in the summary, on page 7, and in the body of the proxy statement, on page 24
Certain Relationships and Related Transactions, page 89
4.	Please revise to clarify that the substandard loan referred to at the top of page 90 is the same as the loan to Colinas del Bosque detailed in the chart on this page. In relation to that chart, we note that the footnote refers to a reserve in the amount of $3.7 million, while the later disclosure refers to a $5 million reserve. Please revise as appropriate.

Todd K. Schiffman, p. 3
          We note the Staff’s comment and confirm that Doral Financial has revised the disclosure on page 92 to combine the previously separate descriptions of the loan to Colinas del Bosque and to make clear that a reserve of $5.0 million has been taken in respect of such loan.
5.	Please revise the paragraph at the bottom of page 89 to state, if true, that, apart from the one loan detailed above, all other loans made to related persons were “made in the ordinary course of business. . .prevailing at the time for comparable transactions with persons not related to [the lender].” Refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Please also add the statement found in Instruction 4(c)(iii). Any such transactions for which this disclosure cannot be made need to be disclosed according to Item 404(a).
          We note the Staff’s comment and confirm that Doral Financial has revised the disclosure on page 92 to confirm that all other loans made to related persons were “made in the ordinary course of business. . .prevailing at the time for comparable transactions with persons not related to [the lender].” We also confirm that Doral Financial has added, also on page 92, the statement found in Instruction 4(c)(iii).
Annex C
6.	We note your response to our prior comment no. 14. Please obtain a revised Rothschild opinion which deletes all language implying that shareholders may not rely on the opinion. We note the clause, “This Opinion shall not confer rights or remedies upon any shareholder, creditor or any other person other than the Board and is not to be used o relied upon for any other purpose...”
          We note the Staff’s comment and confirm that Doral Financial has obtained from Rothschild and attached as Annex C to the Revised Preliminary Proxy Statement a revised opinion that eliminates the implication that shareholders may not rely on the opinion.
* * *

Todd K. Schiffman, p. 4
          We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Revised Preliminary Proxy Statement or these responses, please feel free to contact me at (212) 225-2739 or my colleague, Victor Lewkow, at (212) 225-2370. In addition, you may direct any further correspondence to my attention by facsimile at (212) 225-3999.

Very truly yours,

/s/ Francisco L. Cestero

Francisco L. Cestero

cc:	Dennis G. Buchert, Chairman of the Board of Doral Financial Corp. Victor I. Lewkow